

10035268

'ES
;ECOMMISSION
20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C M

SEC FILE NUMBER
8- 51037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleary Gull, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 E. WISCONSIN AVENUE, SUITE 2400
(No. and Street)

MILWAUKEE (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM H. BRAUN, CFO 414-291-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

100 E. WISCONSIN AVENUE, SUITE 2100 (Address) MILWAUKEE (City) WI (State) 53202 (Zip Code)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
105

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2010
JD

OATH OR AFFIRMATION

I, WILLIAM H. BRAUN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEARY GULL INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Certified Public Accountant's Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP
Milwaukee, Wisconsin
February 23, 2010

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

ASSETS

Cash and cash equivalents	$	1,608,120
Advisory fees and other receivables		113,485
Receivable from clearing broker		130,131
Deposit with clearing broker		100,000
Other assets		202,954
Total assets	$	2,154,690

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	1,015,727
Total liabilities		1,015,727
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		1,107,932
Retained earnings		31,030
Total stockholder's equity		1,138,963
Total liabilities and stockholder's equity	$	2,154,690

The accompanying notes to statement of financial condition are an integral part of this statement.

CLEARY GULL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009

NOTE A - ORGANIZATION

Cleary Gull Inc. (the "Company"), a Delaware corporation and a wholly-owned subsidiary of Cleary Gull Holdings Inc. ("Holdings"), is a financial services firm located in Wisconsin that provides investment management and investment consulting services to individuals, foundations, retirement plans and corporations and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the Securities and Exchange Commission ("SEC") as an investment advisor and introducing broker-dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less.

3. Receivables

Receivables primarily represent amounts due from Investment Banking clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2009, there was no allowance for uncollectible accounts.

4. Income Taxes

The Company has elected, for federal and state income tax purposes, to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company, Cleary Gull Holdings Inc.

NOTE C - FAIR VALUE MEASUREMENTS

The Company measures the fair value of financial instruments in accordance with the fair value framework as established under generally accepted accounting principles. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable in the market.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities includes investments for which quoted prices are available, but trade less frequently and investments that are measured at fair value using other securities, the parameters which can be directly observed.

Level 3 - Securities that have unobservable inputs as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimate.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Money market funds: Valued at the net asset value of shares held by the Company.

The following table summarizes the Company's financial instruments measured at fair value on a reoccurring basis in accordance with the framework as of December 31, 2009:

	Level 1	Level 2	Level 3
Money market funds	$ 303,250	$ -	$ -
Total	$ 303,250	$ -	$ -

The money market funds are included in cash and cash equivalents on the statement of financial condition.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions with and for customers on a fully-disclosed basis with RBC Capital Markets Corporation ("Clearing Broker"). In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2009 there were no amounts to be indemnified to the Clearing Broker for these customer transactions. The Company maintains $100,000 on deposit with the Clearing Broker and grants the Clearing Broker a continuing security interest and general lien upon the deposit in the event of a claim associated with customers' transactions. The Clearing Broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its Clearing Broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

The Company occupies office space under an operating agreement with Holdings which includes a commitment to lease office space through March 31, 2011 with the right to renew through March 31, 2016. See note F - Related Party Transactions. The office space lease and Operating Agreement include rate increases which are recognized on a straight-line basis over the life of the lease. The Company also leases certain equipment.

Estimated future minimum office and equipment lease payments are as follows:

2010	$ 285,000
2011	89,000
2012	19,000
2013	5,000
Thereafter	-
Total	$ 398,000

The Company is also responsible for its pro-rata share of operating expenses of the building in which it rents space.

Many aspects of the Company's business involve substantial risks of liability. The Company recognizes liabilities for contingencies that, when fully analyzed, indicate it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss. Legal accruals have been established in accordance with the requirements for accounting for contingencies. The determination of these accruals requires significant judgment on the part of management. Management's assessment of contingencies is subject to change which may result in a material effect on the results of operations in a future period.

The Company maintains cash balances which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, the "Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $250,000, or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. As of December 31, 2009, the Company had regulatory net capital and net capital requirements of $816,459 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was 1.24 to 1.

NOTE F - RELATED PARTY TRANSACTIONS

MBO Cleary Advisors Inc. ("MBOC") is a wholly-owned subsidiary of Holdings. MBOC and the Company share certain expenses in accordance with an Operating Agreement. MBOC provides advice on investment policy development, asset allocation strategy, manager/fund due diligence evaluation, selection and monitoring to the Company.

Under an agreement between the Company and Holdings, the Company occupies a portion of office space leased by Holdings. Under this agreement, Holdings may purchase leasehold improvements, property and equipment for the benefit of the Company and its affiliate.

As of December 31, 2009, $151,101 was payable to MBOC. This amount is recorded within accounts payable and accrued expenses.

NOTE G - EMPLOYEE BENEFIT PLAN

Holdings sponsors a defined-contribution savings plan covering substantially all employees of both operating companies, Cleary Gull Inc. and MBOC. The Plan is designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows participant contributions on a pretax basis. The Plan provides for a Company match of employee contributions on a percentage determined by the Company each year. The Company profit sharing contributions are discretionary.

NOTE H - UNCERTAIN TAX POSITIONS

In September 2009, the Financial Accounting Standards Board issued guidance on accounting for uncertain tax positions and the disclosure requirements for nonpublic entities. Nonpublic entities are required to disclose information concerning tax positions for which a material change in the unrecognized tax benefit / liability is reasonably possible in the next 12 months, the total amount of interest and penalties recognized in the statement of operation and in the statement of financial condition, and open tax years by major jurisdiction.

The Company is included in the consolidated income tax returns filed by Holdings. The Company and its affiliates have elected, for federal and state income tax purposes, to be treated as an S Corporation under provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the individual tax returns of the stockholders of its parent company ("Holdings Stockholders"). The Company made distributions to its sole stockholder, Holdings, in 2009, for, among other things, distributions to Holdings Stockholders for the purpose of paying federal and state income taxes attributable to the Company.

Uncertain tax positions are assessed for open tax years at a State (2005 and later) and Federal (2006 and later) level, based on the likelihood of sustainability of the positions taken. The Company believes that it is not exposed to significant risk with regards to uncertain tax positions. Any exposure would be reflected and included in the amounts ultimately recognized on the Holdings Stockholders tax filings.

NOTE I - SUBSEQUENT EVENTS

In May 2009, the Financial Accounting Standards Board issued guidance to incorporate the accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles. The guidance introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the financial condition date. The Company evaluated its December 31, 2009 financial statements for subsequent events through February 23, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

SUPPLEMENTARY REPORT

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Stockholder and Board of Directors
Cleary Gull Inc.

In planning and performing our audit of the financial statements of Cleary Gull Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we have identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them to management and those charged with governance on February 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GRANT THORNTON LLP
Milwaukee, Wisconsin
February 23, 2010

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
F 920 968-6719

2 East Gilman Street
P.O. Box 8100
Madison, WI 53708-8100
T 608 257-6761
F 608 257-6760

100 East Wisconsin Ave., Suite 2100
P.O. Box 510470
Milwaukee, WI 53203-0086
T 414 289-8200
F 414 289-9910

Statement of Financial Condition and
Reports of Independent Registered Public Accounting Firm

Cleary Gull Inc.

December 31, 2009

(Available for Public Inspection)